Exhibit 21.1

Subsidiaries of Sterling Check Corp.

Name of Subsidiary	Jurisdiction of Incorporation / Formation
RISQ Group Holdings Pty Ltd.	Australia
Sterling (EMEA) Ltd.	United Kingdom
Sterling Asia Pacific Pty Ltd. (d/b/a Sterling RISQ)	Australia
Sterling Backcheck Canada Corp. (d/b/a Sterling Backcheck)	Canada (British Columbia)
Sterling Infosystems Inc. (d/b/a Sterling; Sterling Volunteers)	Delaware
Sterling Intermediate Corp.	Delaware